UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 10, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS APRIL 2017 REVENUE

Hsinchu, Taiwan, May 10, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of April 2017.

Revenue for the month of April 2017, was NT$1,604.1 million or US$53.1 million, an increase of 1.3% from the month of March 2017 and an increase of 7.2% from the same period in 2016. Revenue for the current reporting period does not include revenue from ChipMOS Shanghai and the prior reported periods have also been adjusted accordingly. As announced on March 24, 2017, the Company completed the transfer of its 54.98% equity interest in ChipMOS Shanghai to Tsinghua Unigroup led investors (“Strategic Investors”). All U.S. figures in this release are based on the exchange rate of NT$30.19 to US$1.00 as of April 28, 2017.

Consolidated Monthly Revenues (Unaudited, Excludes Revenue from ChipMOS Shanghai)

	April 2017	March 2017	April 2016	MoM Change	YoY Change
Revenues (NT$ million)	1,604.1	1,582.8	1,496.6	1.3%	7.2%

Revenues (US$ million)	53.1	52.4	49.6	1.3%	7.2%

Thursday, May 11, 2017 Conference Calls and Webcasts

The Company plans to report financial results for the first quarter 2017 after the close of trading on the Taiwan Stock Exchange and before the open of the NASDAQ Stock Market on Thursday, May 11, 2017.

The Company’s management will host two conference calls to discuss the Company’s financial results for the first quarter of 2017.

1.	Date: Thursday, May 11, 2017

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 797842#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Thursday, May 11, 2017

Time: 7:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13660049

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13660049

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.